GLOBAL DIVERSIFIED INDUSTRIES, INC.
1200 AIRPORT DRIVE
CHOWCHILLA, CA 93610
559-665-5800
March 28, 2005

VIA FEDERAL EXPRESS AND FAX

Mr. Josh Forgione
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Global Diversified Industries, Inc.
File No. 333-8321
 Form 10-KSB for Year Ended April 30, 2004
Forms 10-QSB for quarters ended October 31, 2004

Dear Mr. Forgione:

This will acknowledge receipt of your letter of comment dated March 22, 2004 with regard to the above referenced filings. Our responses, which reference your comment numbers follow.

Comment 1- Response

The Registrant has historically capitalized as an intangible asset the costs in connection with the acquisition of engineering plans and drawings used in designing and developing its re-locatable modular structures. The assets are an integral part of the Company’s continuing operations and without appropriately certified plans, the Company would cease to exist. The intangible assets are recorded at cost, and the Company does not capitalize any internally generated costs in connection with the accounting for the assets.

The amortization of the cost of the intangible assets allocates the cost as an expense over the useful life of the asset. This process of “matching” is an important element in the determination of the Registrant’s periodic net income.
The Company has based its policy for accounting for the costs of plans and drawings on FAS 142 . The following are some of the basic principles upon which accounting for intangible assets in accordance with FAS 142 is based:

•	Identifiably

•	Manner of acquisition

•	Determinate or indeterminate life

•	Transferability

•	Cost of intangibles

Based upon the Registrant’s past experience, the intangible assets comprising its architectural and engineering costs have the following characteristics:

•	Useful life in excess of one year

•	Separately identifiable with a reasonably descriptive name

•	The assets are purchased

•	The assets have a determinate life

•	The assets can be transferred

Accordingly, the Registrant considers the costs incurred to be intangible assets as defined by generally accepted accounting principles1 .

We have considered EITF 99-5 Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements and believe the guidance is not directly applicable to our accounting for the costs of engineering and architectural plans since the Registrant generally does enter into long term supply arrangements with its customers. The Registrant typically has incurred the architectural and engineering costs before the contracts are entered into with its customers. The Registrant is required to have plans that have been pre-checked by the State of California in order to provide bids to their customers2 .

The Registrant acknowledges that intangible assets in general have a high degree of uncertainty concerning future economic benefits. As a result, the Registrant has a policy of periodically testing all long-lived assets, including intangible assets with determinate lives, to determine if their carrying amounts exceeds their fair values3 .

The Registrant believes its policy accounting for costs incurred in connection with developing its architectural and engineering plans is reasonable and complies with current accounting principles generally accepted in the US.

In future filings, the Registrant will include a footnote to the financial statements describing the Company’s policy accounting for the asset.

Comment 2- Response

The Registrant considered the following facts and circumstances in determining whether the transaction created a beneficial conversion feature.

•	The Registrant noted that the closing price of its common stock was $.02 on July 14, 2003 (the commitment date).

•	Average daily volume of shares traded during the nine (9) preceding trading days was approximately 34,000 shares per day

•	The Company’s book value at April 30, 2003 was $.012 per share.

•	The note holder was given the right to convert it debt is into 26,666,667 shares of the Company’s restricted common stock

•	The note holder had no registration rights in connection with the underlying shares of common stock (demand or otherwise)

•
The note holder could sell the shares in a private transaction under SEC Rule 144, however the number of shares transacted would have been over 780 times the average daily volume at the time of the transaction.

•	The Registrant’s common stock trades in a Dealer Market (OTC Bulletin Board) and not in an exchange or auction market (e.g., NYSE, AMEX)

Based upon the above facts and circumstances, the Registrant determined the fair value Company’s common stock could not be determined solely using the quoted market prices, as required under EITF 98-5, because in the Company’s judgment, the market for the Company’s registered shares was not active as contemplated by the pronouncement and as defined in the normal course of business . The Registrant’s accounting policies define an active market for a security as a continuously changing, intense, energetic, and vigorous environment 4 . In addition market quotations that are obtained from any market other than the exchange market are generally not as precise or as reliable as the exchange market quotations5 .

Clearly, a security which averages a daily volume of .2 % of the Company’s reported public float and averaged less than 5,000 shares of trading in the five days of out the previous nine days prior to July 14 2003 ( and on two days did not trade at all) is not an active market for purposes of pricing the Company’s securities, as defined and contemplated by the members of the Task Force.

In summary, as a result of the above facts, and the best information available in the circumstances, the Registrant utilized what it believes to be commercially reasonable means in valuing the underlying shares at $.0015 per share (a discount of 25% from the closing price of $.02 per share).

Based upon a fair value of $.0015 per share, the Company computed the beneficial conversion feature as follows:

26,666,667 shares of common stock x $.015 /share = $400,000

Accordingly, the Registrant believes the note holders had no intrinsic value, and therefore did not record a beneficial conversion feature in connection with the issuance of the convertible debt during the year ended April 30, 2004.

The Registrant believes its policy accounting for beneficial conversion features imbedded in its equity and debt securities is reasonable and complies with current accounting principles generally accepted in the US.

Comment 3 Response:

The Registrant confirms our stock subscription agreements do not have any provisions whatsoever whereby the investor or counter party may elect to have their consideration refunded or liability settled in cash.

Initially, the Registrant delayed issuance of the shares in order to conserve its limited cash resources (i.e., incurring the costs of legal and stock transfer agent fees).

Subsequently, the issue was overlooked and the Registrant will ask its new legal counsel to ensure the shares are issued prior to the close of the Company’s current fiscal year.

We thank you in advance for your assistance in this matter, and should you have any questions, do not hesitate in calling me.

Sincerely,

GLOBAL DIVERSIFIED INDUSTRIES, INC.

/s/ Phillip O. Hamilton
__________________________
Phillip O. Hamilton
Chairman & CEO

1    Statement of Financial Accounting Concepts No. 6: Elements of Financial Statements, Paragraphs 25-28
2 See typical certification of relocatable building as described in letter dated November 10, 2003 addressed to Registrant from State of California, Department of General Services, Division of State Architect enclosed
3 FAS No. 144
4 The American Heritage® Dictionary of the English Language, Fourth Edition
5 FASB Staff Implementation Guidance - Derivatives and Hedging Training Manual
Summary of Derivative Types Part 1: Valuation Concepts and the Term Structure of Interest Rates   Determination of Fair Value